UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of November, 2002

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

    Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                            West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





London Stock Exchange


        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in typed block capital letters.


1    Name of company

     SPIRENT plc


2    Name of director

     Mr Goran Ennerfelt


3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Beneficial interest via Lexa B.V. - see box 23


4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Lexa B.V.


5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     Lexa B.V.


6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

     Acquisition of shares


7    Number of shares/amount of stock acquired

     10,000,000


8    Percentage of issued Class

     1.06%


9    Number of shares/amount of stock disposed

     -


10   Percentage of Issued Class

     -


11   Class of security

     Ordinary shares of 3 1/3p each


12   Price per share

     (1) 2,500,000 at 17.4126 pence
     (2) 2,850,000 at 17.983 pence
     (3) 4,650,000 at 18 pence


13   Date of transaction

     (1) 19 November 2002
     (2) 20 November 2002
     (3) 22 November 2002


14   Date company informed

     25 November 2002


15   Total holding following this notification

     128,398,257


16   Total percentage holding of issued class following this notification

     13.67%


If a director has been granted options by the company please complete the following boxes.


17   Date of grant

     -


18   Period during which or date on which exercisable

     -


19   Total amount paid (if any) for grant of the option

     -


20   Description of shares or debentures involved: class, Number

     -


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     -


22 Total number of shares or debentures over which options held following this notification

     -


23   Any additional information

     In addition to being a director of Spirent plc, Mr Ennerfelt is also President and Chief Executive of Axel Johnson A.B.. Mr Ennerfelt has the above connected beneficial interest through the shareholding of Lexa B.V., which is an Axel Johnson group company.

     The above acquisition of shares is therefore not a direct dealing by Mr Ennerfelt.


24   Name of contact and telephone number for queries

     Luke Thomas - 01293 767658


25 Name and signature of authorised company official responsible for making this notification

     Luke Thomas - Deputy Company Secretary


     Date of notification     25 November 2002




London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date:   25 November 2002                    By ____/s/ Luke Thomas____

                                                     (Signature)*